Exhibit 10

Consent of Robert Prevost

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of NovaGold Resources Inc. (“the Company”) being filed with the United States Securities and Exchange Commission and any document in which the annual report or Form 40-F may be incorporated by reference into and filed with the United States Securities and Exchange Commission:

1.	The annual information form dated March 21, 2005 for the fiscal year ended November 30, 2004, which includes reference to my name in connection with information relating to the Rock Creek project.

Dated at Wickenburg, Arizona, this 18th day of April, 2005.

/s/ Robert Prevost
Robert Prevost